UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
05348 Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA refiles its annual report at the request of the CNBV

At the request of the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”) refiled with the CNBV and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) its annual report for the year ended December 31, 2015, in order to address certain comments made by the CNBV as part of its review process pursuant to the Mexican Securities Market Law. The following financial information of Coca-Cola FEMSA’s subsidiaries that guarantee its Mexican Peso-Denominated Bonds (Certificados Bursátiles) listed on the Mexican Stock Exchange and its US$500 million 4.625% Senior Notes due 2020, US$1 billion 2.375% Senior Notes due 2018, US$900 million 3.875% Senior Notes due 2023 and US$600 million 5.250% Senior Notes due 2043, was included in the annual report at the request of the CNBV:

As of and for the year ended December 31, 2015
	Propimex, S. de R.L. de C.V.	Comercializadora La Pureza, S. de R.L. de C.V.	Grupo Embotellador CIMSA, S. de R.L. de C.V.	Refrescos Victoria del Centro, S. de R.L. de C.V.	Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.	Yoli de Acapulco, S. de R.L. de C.V.	Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Eliminations	Wholly-owned Guarantors Subsidiaries
	(millions of Mexican pesos)
Total assets..........................	64,552	2,240	1,759	1,993	9,418	887	76,260	(11,095)	146,014
Equity...................................	7,595	495	1,063	1,751	8,363	223	72,309	(10)	91,789
Total revenues....................	66,569	1,885	1,814	1,338	5,616	1,437	-	(11,919)	66,740
Net Income..........................	3,373	203	170	196	1,100	150	3,412	(2)	8,602

Except for the financial information of the guarantors mentioned above, the comments made by the CNBV, do not involve any changes to figures or financial information previously reported.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

Coca-Cola FEMSA announcement August 5, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: August 5, 2016